Audited Financial Statements
Mountain Valley Pipeline, LLC – Series A
Years Ended December 31, 2020, 2019 and 2018
With Report of Independent Auditors

Mountain Valley Pipeline, LLC – Series A
Index To Audited Financial Statements
Years Ended December 31, 2020, 2019 and 2018

Report of Independent Auditors        2
Balance Sheets         3
Statements of Operations         4
Statements of Members’ Equity        5
Statements of Cash Flows         6
Notes to Financial Statements        7

Report of Independent Auditors

The Management Committee of Mountain Valley Pipeline, LLC - Series A

We have audited the accompanying financial statements of Mountain Valley Pipeline, LLC - Series A (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management of the operator of the Company, EQM Gathering Opco, LLC, is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain Valley Pipeline, LLC - Series A at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 23, 2021

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
BALANCE SHEETS
DECEMBER 31,

	2020	2019
	(Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$146,053	$89,819
Capital contributions due from members	—	12,749
Other current assets	1	70
Total current assets	146,054	102,638

Property, plant and equipment:
Construction work in process	5,844,594	4,941,598

Other assets	3,704	9,923
Total assets	$5,994,352	$5,054,159

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$213,959	$222,326
Due to related parties	2,823	1,319
Total current liabilities	216,782	223,645

Environmental reserve	304	—
Total liabilities	217,086	223,645

Members' equity	5,777,266	4,830,514

Total liabilities and members' equity	$5,994,352	$5,054,159

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2020	2019	2018
	(Thousands)
Environmental expense	$360	$2,416	$—
Allowance for equity funds used during construction	352,323	245,890	90,791

Interest income:
Allowance for borrowed funds used during construction	150,995	105,382	38,911
Other interest	288	6,243	5,762
Total interest income	151,283	111,625	44,673

Net income	$503,246	$355,099	$135,464

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF MEMBERS' EQUITY

	MVP Holdco, LLC	US Marcellus Gas Infrastructure, LLC	Con Edison Gas Pipeline and Storage, LLC	WGL Midstream, Inc.	RGC Midstream, LLC	Total
(Thousands)
Balance at January 1, 2018	$461,056	$313,994	$125,848	$101,192	$10,098	$1,012,188
Capital contributions and changes in ownership interest(a)	939,308	639,969	258,052	206,442	20,643	2,064,414
Net income	61,636	41,994	16,933	13,546	1,355	135,464
Balance at December 31, 2018	1,462,000	995,957	400,833	321,180	32,096	3,212,066
Capital contributions and changes in ownership interest(a)	610,257	415,779	155,214	132,740	13,413	1,327,403
Less: Capital contributions due from members(b)	(33,845)	(23,060)	—	(6,405)	(744)	(64,054)
Net income	161,576	110,085	44,377	35,510	3,551	355,099
Balance at December 31, 2019	2,199,988	1,498,761	600,424	483,025	48,316	4,830,514
Capital contributions and changes in ownership interest(a)	242,563	165,263	—	45,907	5,331	459,064
Less: Capital contributions due from members(b)	(8,221)	(5,601)	—	(1,556)	(180)	(15,558)
Net income	230,652	157,147	60,053	50,324	5,070	503,246
Balance at December 31, 2020	$2,664,982	$1,815,570	$660,477	$577,700	$58,537	$5,777,266
a.Includes capital contributions due from members for a total amount of zero, $12,749 and $314,203 as of December 31, 2020, 2019 and 2018 respectively that as of the date of issuance of the respective financial statements, such contributions due from members have been received.
b.Represents capital contributions due from members as of December 31, 2020 that were unpaid as of the date of issuance.

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2020	2019	2018
	(Thousands)
Cash flows from operating activities:
Net income	$503,246	$355,099	$135,464
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for funds used during construction (AFUDC)	(503,319)	(351,272)	(129,702)
Changes in operating assets and liabilities:
Other assets	70	(61)	(8)
Environmental reserve	304	—
Net cash provided by operating activities	301	3,766	5,754

Cash flows from investing activities:
Capital expenditures	(400,321)	(1,780,466)	(1,784,521)
Net cash used in investing activities	(400,321)	(1,780,466)	(1,784,521)

Cash flows from financing activities:
Capital contributions from members	456,254	1,564,805	1,982,592
Net cash provided by financing activities	456,254	1,564,805	1,982,592

Net change in cash and cash equivalents	56,234	(211,895)	203,825
Cash and cash equivalents at the beginning of the year	89,819	301,714	97,889
Cash and cash equivalents at the end of the year	$146,053	$89,819	$301,714

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
1.    Description of Business
Mountain Valley Pipeline, LLC is a limited liability company formed to develop, construct, own and operate natural gas assets. Mountain Valley Pipeline, LLC – Series A (the Company) is a series of Mountain Valley Pipeline, LLC under Delaware law, formed to construct, own and operate an interstate natural gas pipeline and related facilities (the MVP mainline). The MVP mainline will span approximately 300 miles from northern West Virginia to southern Virginia and will be regulated by the Federal Energy Regulatory Commission (FERC). The MVP mainline will be operated by EQM Gathering Opco, LLC (EQM Gathering), an indirect wholly-owned subsidiary of Equitrans Midstream Corporation (ETRN), pursuant to an Amended and Restated Construction, Operation and Management Agreement, dated as of June 16, 2015, among the Company and EQM Gathering (the COM Agreement).
The Company’s members consist of MVP Holdco, LLC (MVP Holdco), an indirect wholly-owned subsidiary of ETRN, US Marcellus Gas Infrastructure, LLC (NextEra), Con Edison Gas Pipeline and Storage, LLC (ConEd), WGL Midstream, Inc. (AltaGas) and RGC Midstream, LLC (RGC). On November 4, 2019, ConEd exercised its option to cap its investment in the Company at approximately $530 million (excluding AFUDC). ETRN and NextEra Energy, Inc. are obligated, and RGC has opted, to fund the shortfall in ConEd's capital contributions on a pro rata basis. Any funding of the shortfall by such members will correspondingly increase their respective interests in the Company and decrease ConEd’s interest in the Company.
As of December 31, 2020, each member’s ownership interest in the Company was as follows: MVP Holdco (46.23%), NextEra (31.49%), ConEd (11.26%), AltaGas (10.00%) and RGC (1.02%).
2.    Significant Accounting Policies
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents: Cash and cash equivalents include cash and interest-bearing deposits having original maturities of three months or less.
Capital Contributions Due from Members: Capital contributions due from members are recorded within current assets when there is substantial evidence of the ability and intent to collect the contribution within a reasonably short period of time and such amounts have been received prior to the date the financial statements were available to be issued. Capital contributions due from members that have not been received prior to the date the financial statements were available to be issued are presented in the balance sheet as a deduction from members’ equity.
Property, Plant and Equipment (PP&E): Property, plant and equipment is stated at cost. The Company capitalizes the carrying costs for the construction of its long-term assets and will amortize these costs over the estimated useful life of the related assets once placed in service. As of December 31, 2020 and 2019, all amounts capitalized relate to construction work in process. The capitalized cost of additions to property, plant and equipment includes indirect costs such as engineering, supervision, payroll taxes, other benefits and AFUDC.
The calculated AFUDC includes capitalization of the cost of debt for financing construction of assets subject to regulation by the FERC (the debt component) and the designated cost of equity for financing the construction of these regulated assets (the equity component). The rate used for AFUDC was determined in accordance with regulations of the FERC and is compounded semiannually. The debt component of AFUDC is recorded as interest income on the accompanying statements of operations.
The Company accrues capital expenditures when work has been completed but the associated invoices have not yet been paid. These accrued amounts are excluded from capital expenditures on the statements of cash flows until they are paid in a subsequent period. Accrued capital expenditures included in accounts payable and due to related parties in the accompanying balance sheets were approximately $216.8 million and $223.7 million as of December 31, 2020 and 2019, respectively.
Regulatory Accounting: The Company is constructing and will operate assets that will be regulated by the FERC. The rates that will be charged by the Company are reviewed and approved by the FERC. As such, the Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 980, Regulated Operations. The economic effects of regulation can result in a regulated company recording assets for

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
costs that have been or are expected to be approved for recovery from customers or recording liabilities for amounts that are expected to be returned to customers in the rate-setting process in a period different from the period in which the amounts would be recorded by an unregulated company. Accordingly, the Company may record assets and liabilities that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities.
Asset Retirement Obligations: The Company is under no legal or contractual obligation to restore or dismantle the MVP mainline. After completing construction and starting operations, the Company intends to operate the MVP mainline as long as supply and demand for natural gas exists, which the Company expects for the foreseeable future. As a result, the Company does not have any asset retirement obligations as of December 31, 2020 and 2019.
Income Taxes: The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of its members.
Allocation of Profits and Losses: The Company’s profits and losses are allocated in accordance with the members’ respective ownership interests in the Company.
Leases: In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. The standard requires entities to record assets and obligations for contracts currently recognized as operating leases. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The update provides an optional transition method of adoption that permits entities to initially apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Under the optional transition method, comparative financial information and disclosures are not required. The update also provides transition practical expedients. The standard requires disclosures of the nature, maturity and value of an entity's lease liabilities and elections taken by the entity. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which, among other things, clarifies interim disclosure requirements in the year of ASU 2016-02 adoption.
The Company adopted ASU 2016-02, ASU 2018-11 and ASU 2019-01 on January 1, 2019 using the optional transition method. The Company uses a lease accounting system to monitor its current population of lease contracts. The Company implemented processes and controls to review new lease contracts for appropriate accounting treatment in the context of the standards and to generate disclosures required under the standards. For the disclosures required by the standards, see Note 7.
3.    Legal and Regulatory Matters
The MVP mainline will be governed by the United States Natural Gas Act, which requires a Certificate of Public Convenience and Necessity from the FERC before construction can commence. On October 13, 2017, the FERC issued a Certificate of Public Convenience and Necessity to the Company. In the first quarter of 2018, the Company received its first partial notice to proceed from the FERC to begin construction activities on certain facilities and commenced construction. There are several pending challenges, as discussed below, to certain aspects of the MVP mainline that must be resolved before the MVP mainline can be completed. The Company is working to respond to the court and agency decisions and obtain and maintain, as applicable, all permits. The Company is targeting a late 2021 full in-service date at an overall project cost of $5.8 billion to $6.0 billion, excluding AFUDC.
Sierra Club, et al. v. U.S. Army Corps of Eng’rs (Huntington District), Fourth Circuit Court of Appeals, Case No. 20-2039 and Sierra Club, et al. v. U.S. Army Corps of Eng’rs (Norfolk District), Fourth Circuit Court of Appeals, Case No. 20-2042. In February 2018, the Sierra Club filed a lawsuit in the Fourth Circuit Court of Appeals (Fourth Circuit) against the U.S. Army Corps of Engineers (the Army Corps) in Sierra Club, et al. v. U.S. Army Corps of Engineers, et al., consolidated under Case No. 18-1173. The lawsuit challenged the verification by the Huntington District of the Army Corps that Nationwide Permit 12, which generally authorizes discharges of dredge or fill material into waters of the United States and the construction of pipelines across such waters under Section 404 of the Clean Water Act, could be utilized in the Huntington District (which covers all but the northernmost area of West Virginia) for the MVP mainline. The crux of Sierra Club's position was that the Company, pursuant to its FERC license, planned to use a certain methodology (dry open cut creek crossing methodology) to construct the pipeline across streams in West Virginia that would take considerably longer than the 72 hours allowed for such activities pursuant to the terms of West Virginia's Clean Water Act Section 401 certification for Nationwide Permit 12. A three-judge panel of the Fourth Circuit agreed with the Sierra Club and on October 2, 2018, issued a preliminary order stopping the construction in West Virginia of that portion of the pipeline that is subject to

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
Nationwide Permit 12. In August 2018, the West Virginia Department of Environmental Protection (WVDEP) initiated an administrative process to revise its 401 Water Quality Certification for the Army Corps Nationwide Permits and requested public comment to, among other things, specifically revise the 72-hour limit for stream crossings noted as problematic by the Fourth Circuit as well as other conditions (the WVDEP 401 Rulemaking Proceedings). Pending the resolution of the West WVDEP 401 Rulemaking Proceedings, the Army Corps' Pittsburgh District and Norfolk District (each of which had also verified use of Nationwide Permit 12 by the Company) suspended their verifications that allowed the Company to use Nationwide Permit 12 for stream and wetlands crossings in northern West Virginia and Virginia, respectively. On April 24, 2019, the WVDEP submitted a modification to its 401 Water Quality Certification developed in the WVDEP 401 Rulemaking Proceedings to the United States Environmental Protection Agency (the EPA) for approval, which approval was received in August 2019. The Army Corps approved the WVDEP's modification on January 24, 2020, and the Company submitted a new permit application to the Army Corps on January 28, 2020. On September 25, 2020, the Huntington and Pittsburgh districts approved the Company’s Nationwide Permit 12 and the Norfolk district lifted its suspension of the Company's Nationwide Permit 12. On September 28, 2020, Appalachian Mountain Advocates, on behalf of Sierra Club and certain other petitioners, filed a petition for review of the Huntington and Norfolk permits. On October 5, 2020, Appalachian Mountain Advocates requested from the Fourth Circuit an administrative stay of the Army Corps' verifications to the Company's Nationwide Permit 12. On November 9, 2020, the Court entered an order granting the motion to stay the verifications and issued a written opinion on December 1, 2020 on the issuance of the stay. While the case was scheduled to be fully briefed and argued by March 31, 2021, on February 19, 2021, the Company submitted (i) a joint application package to each of the Huntington, Pittsburgh and Norfolk Districts of the Army Corps that requests an individual permit from the Army Corps to cross certain streams and wetlands utilizing open cut techniques and (ii) an application to amend the MVP mainline’s Certificate of Public Convenience and Necessity that seeks FERC authority to cross certain streams and wetlands utilizing alternative trenchless construction methods. On February 19, 2021, the Company requested that the Army Corps’ Huntington, Pittsburgh and Norfolk Districts administratively revoke the previously issued Nationwide Permit 12 for the MVP mainline. After receiving confirmation from the Army Corps, the Company accordingly will seek dismissal of the existing litigation challenging those verifications as moot.
Jefferson National Forest Crossing and Associated Authorizations. In a different Fourth Circuit appeal, Sierra Club, et al. v. U.S. Forest Service, et al., consolidated under Case No. 17-2399, Fourth Circuit Court of Appeals, filed in December 2017, the Sierra Club challenged a Bureau of Land Management (BLM) decision to grant a right-of-way to the Company and a U.S. Forest Service (USFS) decision to amend its management plan to accommodate the MVP mainline, both of which affect the MVP mainline's approximate 3.5-mile segment in the Jefferson National Forest (JNF) in Virginia. On July 27, 2018, agreeing in part with the Sierra Club, the Fourth Circuit vacated the BLM and USFS decisions, finding fault with the BLM's analysis of the practicality of alternate routes and the USFS' analysis of erosion and sedimentation effects. The USFS published a draft Supplemental Environmental Impact Statement to the 2017 FERC Final Environmental Impact Statement for MVP mainline in the Federal Register on September 25, 2020 with a public comment period that closed on November 9, 2020. On December 11, 2020, the USFS published a Final Supplemental Environmental Impact Statement that addressed the issues raised in the prior proceedings and evaluated the most recent sedimentation analysis submitted to the agency consistent with the findings presented in the Company’s Biological Opinion and Incidental Take Statement issued by the Department of the Interior’s Fish and Wildlife Service (FWS) on September 4, 2020. See Appalachian Voices, et al. v. U.S. Dep’t of Interior below for additional information. On January 11, 2021, the Company received final approval of the Record of Decision from the USFS, and the BLM on January 15, 2021 issued the required right-of-way permit for the MVP mainline’s 3.5-mile segment in the JNF in Virginia (the JNF Right-of-Way). Sierra Club, et al. subsequently filed a petition with the Fourth Circuit to reverse the USFS approval of the Record of Decision and BLM’s grant of the JNF Right-of-Way in Sierra Club et. v. U.S. Bureau of Land Management, Case No. 21-108, Fourth Circuit Court of Appeals.
On August 3, 2018, citing the court's vacatur and remand in Sierra Club, et al. v. U.S. Forest Service, et al., consolidated under Case No. 17-2399, the FERC issued a stop work order for the entire pipeline pending the agency actions on remand. The FERC modified its stop work order on August 29, 2018 to allow work to continue on all but approximately 25 miles of the project (the Exclusion Zone). On October 10, 2018, the Fourth Circuit granted a petition for rehearing filed by the Company for the limited purpose of clarifying that the July 27, 2018 order did not vacate the portion of the BLM's Record of Decision authorizing a right-of-way and temporary use permit for the MVP pipeline to cross the Weston and Gauley Bridge Turnpike Trail in Braxton County, West Virginia. On October 15, 2018, the Company filed with the FERC a request to further modify the August 3, 2018 stop work order to allow

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
the Company to complete the bore and install the pipeline under the Weston and Gauley Bridge Turnpike Trail. On October 24, 2018, the FERC granted the Company's request to further modify the stop work order and authorize construction. Additionally, on October 9, 2020, the FERC authorized construction to resume project-wide (as it had been stopped by the FERC on October 15, 2019 in relation to a separate matter discussed below), other than with respect to the Exclusion Zone, which requires additional authorization. On December 17, 2020, the FERC again modified the stop work order and authorized construction to resume in 17 miles of the Exclusion Zone. The Company cannot guarantee whether or when the FERC will act in respect of any or all of the remaining portions of the Exclusion Zone (although the Company anticipates seeking FERC authorization to lift the Exclusion Zone stop work order should water body crossing authorizations be received as discussed above). The FERC's October 9, 2020 and December 17, 2020 actions are the subjects of challenges filed by the Sierra Club in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040), District of Columbia Circuit Court of Appeals (DC Circuit) on December 22, 2020 and January 25, 2021, respectively (a stay request filed by the Sierra Club on January 29, 2021 was denied by the Court of Appeals for the DC Circuit on February 19, 2021).
Challenges to FERC Certificate, Court of Appeals for the DC Circuit. Multiple parties have sought judicial review of the FERC's order issuing a certificate of public convenience and necessity to the Company and/or the exercise by the Company of eminent domain authority. On February 19, 2019, the DC Circuit issued an order rejecting multiple consolidated petitions seeking direct review of the FERC order under the Natural Gas Act and certain challenges to the exercise by the Company of eminent domain authority in Appalachian Voices, et al. v. FERC, et al., consolidated under Case No. 17-1271. No petitions for rehearing or petitions for rehearing en banc were filed by the April 5, 2019 deadline. The mandate was issued on April 17, 2019. Another group of parties filed a complaint in the U.S. District Court for the District of Columbia asserting that the FERC's order issuing certificates is unlawful on constitutional and other grounds in Bold Alliance, et al. v. FERC, et al., Case No. 17-1822. The district court plaintiffs sought declaratory relief as well as an injunction preventing the Company from developing its project or exercising eminent domain authority. In December 2017 and January 2018, the FERC and the Company, respectively, moved to dismiss the petitions for lack of subject matter jurisdiction. The court granted the motion and dismissed plaintiffs’ complaint on September 28, 2018. On October 26, 2018, plaintiffs appealed the decision in Case No. 17-1822 to the DC Circuit in Bold Alliance, et al. v. FERC, et al., Case No. 18-5322. On December 3, 2018, the FERC, as appellee, filed a joint motion with the appellants to hold Case No. 18-5322 in abeyance pending completion of the appeals of the final agency orders related to the Company’s certificate in consolidated Case No. 17-1271 and Atlantic Coast Pipeline’s (ACP) certificate. The Company filed a motion to dismiss the case as to some of the plaintiffs. On February 15, 2019, the DC Circuit entered an order holding this appeal in abeyance pending rulings on the appeals from the ACP and MVP mainline FERC proceedings. Although the members of the ACP project announced the cancellation of that project on July 5, 2020, ACP's proceeding remains pending. Case No. 18-5322 remains in abeyance. Similarly, another group of parties filed a complaint in the U.S. District Court for the District of Columbia in Bohon et al. v. FERC et al., Case No. 20-00006, asserting that the delegation of authority to FERC under the Natural Gas Act violates the nondelegation doctrine and separation-of-powers principle of the U.S. Constitution. The Company and FERC filed motions to dismiss which were granted by the court. On July 6, 2020, the landowners filed a notice of appeal to the DC Circuit in Case No. 20-5203. On November 30, 2020, appellants filed their brief, asking the DC Circuit to overturn the decision of the lower court. Oral arguments before the DC Circuit are scheduled for March 29, 2021. Due to the uncertainty regarding the timing of permitting and the outcome of legal challenges facing the MVP mainline, on August 25, 2020, the Company filed a request with the FERC for and, on October 9, 2020, the FERC granted, an extension of time to complete the MVP mainline for an additional two years through October 13, 2022. On December 22, 2020, a challenge to the FERC’s action to grant an extension of time to complete the MVP mainline was filed in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040, DC Circuit). On January 29, 2021, Sierra Club requested a stay of the FERC’s action to grant the Company an extension of time to complete the MVP mainline from the DC Circuit, which stay request was denied by the DC Circuit on February 19, 2021.
Appalachian Voices, et al. v. U.S. Dep’t of Interior, et al., Fourth Circuit Court of Appeals, Case No. 20-2159. In August 2019, Wild Virginia and certain other petitioners filed a petition in the Fourth Circuit in Wild Virginia et al. v. United States Department of the Interior; Case No. 19-1866, to challenge the Company’s Biological Opinion and Incidental Take Statement issued by FWS which was approved in November 2017 (the Original BiOp). On October 11, 2019, the Fourth Circuit issued an order approving the petitioners’ requested stay of the Original BiOp and holding the litigation in abeyance until January 11, 2020. On October 15, 2019, the FERC issued an order requiring the Company to cease all forward-construction progress. The FERC modified this order on October 9, 2020 and December 17, 2020, which the Sierra Club has appealed to the DC Circuit as discussed above in Jefferson National

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
Forest Crossing and Associated Authorizations. On September 4, 2020, FWS issued the Company a new Biological Opinion and Incidental Take Statement (the New BiOp) for the MVP mainline and the Fourth Circuit subsequently dismissed the litigation regarding the Original BiOp. On October 27, 2020, Appalachian Voices et al. filed a petition with the Fourth Circuit challenging the New BiOp and filed a request for an administrative stay of the New BiOp with FWS, which FWS subsequently denied. On November 2, 2020, the petitioners filed a motion to stay the New BiOp with the Fourth Circuit. On November 18, 2020, the Fourth Circuit issued an order denying the requested stay. The matter is scheduled to be fully briefed and argued by June 30, 2021.
Grand Jury Subpoena. On January 7, 2019, the Company received a letter from the U.S. Attorney's Office for the Western District of Virginia stating that it and the EPA are investigating potential criminal and/or civil violations of the Clean Water Act and other federal statutes as they relate to the construction of the MVP mainline. The January 7, 2019 letter requested that the Company and its members, contractors, suppliers and other entities involved in the construction of the MVP mainline were to preserve documents related to the MVP mainline generated from September 1, 2018 to the present. In a telephone call on February 4, 2019, the U.S. Attorney's Office confirmed that it had opened a criminal investigation. On February 11, 2019, the Company received a grand jury subpoena from the U.S. Attorney's Office for the Western District of Virginia requesting certain documents related to the MVP mainline from August 1, 2018 to the present. The Company is complying with the letter and subpoena. The Company began a rolling production of documents responsive to the subpoena after the U.S. Attorney’s office narrowed its subpoena inquiry to five farms in Virginia containing twenty streams or wetlands.
U.S. Trinity Mechanic’s Liens. U.S. Trinity (Trinity), a pipeline construction contractor who performed a portion of the construction work on the MVP mainline, filed Notices of Mechanics Lien in March 2020 against the assets of the Company in Summers, Greenbrier, and Monroe counties, West Virginia. The liens, which are all three identical and claim a total of approximately $102 million, were filed after the Company terminated Trinity’s purchase order for the remainder of its work on the MVP mainline. Trinity has asserted, and the Company disputes, that Trinity is due its retainage and additional money for change order requests, which range from alleged non-productive time to payment for work never completed. On July 21, 2020, Trinity filed suit against the Company in Allegheny County, Pennsylvania, seeking more than $103 million, asserting claims of breach of contract and violation of the Pennsylvania Contractor and Subcontractor Payment Act (CASPA). After the Company filed preliminary objections to the Trinity complaint, Trinity voluntarily dismissed its CASPA claims. The Company and Trinity are engaged in discovery.
4. Related-Party Transactions
In the ordinary course of business, the Company has transactions with related parties. Pursuant to the COM Agreement, EQM Gathering was engaged by the Company as operator of the MVP mainline to perform certain tasks related to the MVP mainline development, construction, marketing and operation. Costs incurred by EQM Gathering and its affiliates related to development, construction, marketing and operation of the MVP mainline are reimbursed by the Company under the terms of the COM Agreement. As of December 31, 2020 and 2019, amounts due to EQM Gathering and its affiliates pursuant to the COM Agreement were approximately $2.8 million and $1.3 million, respectively.
Excluding MVP Holdco, each member or an affiliate of each member of the Company has entered into a 20-year transportation service agreement with the Company to transport natural gas on the MVP mainline once it is placed in service. Under these transportation service agreements, the Company contracted a total of 0.7 Bcf per day of firm capacity on the MVP mainline.
5. Commitments and Contingencies
The Company has commitments with various contractors and vendors to provide materials and services associated with construction of the MVP mainline. Future payments associated with these commitments as of December 31, 2020 totaled $1.3 billion. The Company expects to pay the majority of this amount in 2021.
In the ordinary course of business, various legal and regulatory claims and proceedings may be pending or threatened against the Company. While the amounts claimed may be substantial, the Company is unable to predict with certainty the ultimate outcome of such claims and proceedings. The Company accrues legal and other direct costs related to loss contingencies when actually incurred. The Company establishes reserves when it believes it to be appropriate for pending matters and, after consultation with counsel and giving appropriate consideration to available insurance, the Company believes that the ultimate outcome of any matter currently pending against the

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
Company, excluding the legal and regulatory matters described in Note 3, will not materially affect the Company’s business, financial condition, results of operations or liquidity.
The Company has been participating in condemnation proceedings in West Virginia and Virginia. As part of the proceedings, the Company was required to make a cash deposit equal to approximately three times the fair market value of the condemned parcels to ensure sufficient funds were available to pay each landowner. The amount in excess of the approximate fair values represents the amount the Company estimates will be refunded as the parcels are settled or condemned through the condemnation proceedings. The condemnation asset included in other assets in the accompanying balance sheets was approximately $3.7 million and $9.9 million as of December 31, 2020 and 2019, respectively.
6. Guarantees and Letters of Credit
Pursuant to the Company’s limited liability company agreement (the LLC Agreement), each member of the Company is obligated to provide a form of performance assurance in an amount equal to 33% of its proportionate interest in the remaining obligations to make capital contributions to the Company associated with the most recently approved construction budget, less, subject to certain limits, any credit assurances issued by any affiliate of such member under such affiliate’s precedent agreement. Pursuant to the terms of the LLC Agreement, such performance assurances may take the form of a guarantee, a letter of credit or cash collateral.
In the first quarter of 2020, the credit ratings for EQM Midstream Partners, LP (EQM), a subsidiary of ETRN, were downgraded by certain credit rating agencies. As a result, MVP Holdco was obligated to deliver new performance assurances in the form of a letter of credit to the Company, which letter of credit was originally in the amount of approximately $220.2 million. In connection with delivering such letter of credit as a replacement performance assurance, MVP Holdco’s performance guarantee associated with the Company was terminated. During the fourth quarter of 2020, based on the midpoint of the targeted project cost, MVP Holdco delivered a replacement letter of credit with respect to the MVP mainline in the amount of approximately $231.2 million.
As of December 31, 2020, such performance assurances totaled approximately $299.4 million, composed of an aggregate of approximately $68.2 million in member guarantees and approximately $231.2 million in member letter of credit. As of December 31, 2019, such performance assurances totaled approximately $332 million, all of which were in the form of member guarantees.
7. Leases
As discussed in Note 2, the Company adopted ASU 2016-02, ASU 2018-11 and ASU 2019-01 on January 1, 2019 (the Adoption Date) using the optional transition method of adoption.
The Company elected a package of practical expedients that allows an entity to not reassess (i) whether a contract is or contains a lease, (ii) lease classification and (iii) initial direct costs. In addition, the Company elected the following practical expedients: (i) to not reassess certain land easements, (ii) to not apply the recognition requirements under the standard to short-term leases and (iii) to combine and account for lease and nonlease contract components as a lease, which requires the capitalization of fixed nonlease payments on the Adoption Date or lease effective date and the recognition of variable nonlease payments as variable lease expense. Nonlease payments include payments for property taxes and other operating and maintenance expenses incurred by the lessor but payable by the Company in connection with the leasing arrangement.
On the Adoption Date, the Company did not have any leases that were long-term in nature. Adoption of the standard did not require an adjustment to the opening balance of retained earnings. As of the Adoption Date and December 31, 2020, the Company had no lease contracts classified as financing leases and was neither a lessor nor party to a subleasing arrangement.
The Company did not have any leases as of December 31, 2020 and 2019.
8. Subsequent Events
Subsequent events have been evaluated through February 23, 2021, the date the financial statements were available to be issued.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
Effective January 2021, the Company temporarily suspended AFUDC accruals until growth construction activities resume.